Exhibit 99

WATER FLOODING	VALUATIONS	RESERVOIR STUDIES

Telephone (940) 723-2166	811 Sixth Street, Suite 300

FAX (940) 723-8113	Post Office Box 2249

WICHITA FALLS, TEXAS
76307-2249

April 15, 2010

Oakridge Energy, Inc.

4613 Jacksboro Highway

Wichita Falls, Texas  76302

Re:          Valuation of Oakridge Energy, Inc.

As of February 28, 2010

Oakridge Energy, Inc.’s Interest

Oil and Gas Producing Properties

Colorado, Mississippi, Oklahoma and Texas

Gentlemen:

We have prepared the annual Valuation as of February 28, 2010 for the Oakridge Energy, Inc. working interests and overriding royalty interests in certain oil and gas producing properties in Colorado, Mississippi, Oklahoma and Texas, as you requested.  Stephens Engineering has prepared the annual valuation reports for the past twelve years.  This report covers all of the oil and gas producing properties in which Oakridge Energy, Inc. owns an interest.  The Oakridge Energy, Inc. net oil and gas reserves, future net income, and total present worth values discounted at 10 percent compounded annually for this future net income as of February 28, 2010 from the proved developed producing and proved undeveloped reserve categories are as follows:

	Proved
	Developed	Proved
	Producing	Undeveloped

Future Net Reserves
Oil, Barrels	110,458	554,636
Gas, MCF	220,082	0
Future Net Income	$2,904,113
Total Present Worth
Value	$1,503,881	$17,587,672

The proved undeveloped oil and gas reserves also have been scheduled out on a cash flow basis in this report, and this valuation tabulation is included in the last section of this report.

Also, it has been summarized on an Estimated Rate of Withdrawal and Valuation Tabulation following the summary of the proved developed producing reserves presented after this letter.  There are no proved developed non-producing, probable or possible oil and gas reserves assigned to any of the properties in this report.

The combined or summarized Estimated Rate of Withdrawal and Valuation Tabulations following this letter include the future net income to Oakridge Energy, Inc. by years and the present worth of this net income discounted at 10 percent compounded annually.  Future operating expenses have been estimated based on actual, historical expenses.  Oil and gas prices and operating expenses have been held constant.  Ad valorem taxes have been included in the operating costs based on the tax percentage applied to each future year’s net income.  No attempt was made to determine the salvage values of the wells included herein, and for all properties the salvage value is presented as zero.  In addition, we have shown the total present worth of the future net income to Oakridge Energy, Inc. for five other present worth factors, these being 5 percent, 15 percent, 20 percent, 25 percent and 30 percent.  The combined Estimated Rate of Withdrawal and Valuation Tabulations have been computed from the individual lease valuation tabulations for each category of reserves included in this report.

The definitions of proved oil and gas reserves presented in this report conform to those required by the Securities and Exchange Commission (SEC).  The basis for estimating oil and gas reserves is consistent with acceptable methods used in valuation reports of this type.  In some cases the reserves were estimated by the extrapolation of established decline trends and in other cases the reserves were determined volumetrically and by analogy with other similar, nearby reservoirs.  The reserve estimates presented herein are based on our best judgment using data available at the time.

While the oil and gas industry may be subject to regulatory changes from time to time that could affect an industry participant’s ability to recover its oil and gas reserves, we are not aware of any such governmental actions which would restrict the recovery of the February 28, 2010 estimated oil and gas volumes.  The reserves estimated in this report can be produced under current regulatory guidelines.

Estimates of oil and natural gas should be regarded only as estimates that may change as further production history and additional information become available.  Not only are such reserves estimates based on that information which is currently available, but such estimates are also subject to the uncertainties inherent in the application of judgmental factors in interpreting such information.

Average gross oil and gas prices were used for the 12 month period prior to the effective date of February 28, 2010.  These prices include any differentials or adjustments due to contractual obligations.  Applicable State severance taxes were deducted from these gross oil and gas prices.

Oakridge Energy, Inc. has interests in leases which are currently shut-in and in leases which are producing but are non-commercial (below the economic limit).  These leases were assigned no reserves and are considered to have no value.  These leases have been listed on the General Data Summary Tabulation along with the commercial properties.

This report contains all pertinent data, methods, and discussions used in arriving at the estimates of recoverable oil and gas and the valuations of the various properties.  The Oakridge Energy, Inc. ownership interests and other pertinent data have been accepted as presented, and Stephens Engineering has not attempted to verify them.  Stephens Engineering has not performed lease inspection trips to the properties included in this report.

The total present worth values presented in this Valuation should not be construed as the Fair Market Values or Loan Values of the Oakridge Energy, Inc. interest in the producing properties valued herein.  The Fair Market Value of an oil and/or gas producing property is considered to be the present worth of the future net income from the oil and gas zones which are presently perforated and productive, plus the present worth of the additional potential recoverable oil and gas through additional perforations, additional lease development and workover possibilities plus the salvage value of equipment, all properly discounted to permit a margin of profit to the purchaser and to consider the risks involved in obtaining that profit.  The Fair Market Value is further defined as a price agreed upon between a willing buyer and a willing seller, each in possession of all known facts.

Stephens Engineering has used all procedures and methods that it considers necessary to prepare this report.

We will be pleased to discuss this report with you at your convenience.

Yours very truly,

STEPHENS ENGINEERING
TBPE No. F-2125

/s/ Bruce L. Robertson
Bruce L. Robertson

/s/ Bob Gilmore
Bob Gilmore